UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


									June 6, 2006

Via U.S. Mail and Facsimile (011-44-20-7959-8950)

Paolo Scaroni
Chief Executive Officer
Eni SpA
Piazzale Enrico Mattei 1
00144 Rome
Italy

RE:		Eni SpA
      Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 24, 2005
		File No.  1-14090

Dear Mr. Scaroni:

      We have reviewed your response filed on May 31, 2006 and we have the following comment. We have limited our review of your Form
20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note the statements in your response regarding Eni`s operating loss, capital expenditure, and fixed assets in Iran in 2005.
Please
advise us the percentage of revenues, assets, and capital expenditures associated with Eni`s Iranian operations in 2004 and 2003, or confirm to us that the percentages did not differ significantly from those included in your response regarding 2005.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      You may contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or me at (202) 551-3470 if you have questions regarding the comments or our review.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance

Paolo Scaroni
Eni SpA
June 6, 2006
Page 1